Exhibit 99.1

Tufin Announces Third Quarter 2019 Results
Third quarter revenue of $25.6 million increases 32% year-over-year
GAAP operating loss of $7.7 million and non-GAAP operating loss of $5.1 million

Boston, MA and Tel Aviv, Israel – November 14, 2019 - Tufin (NYSE: TUFN), a company pioneering a policy-centric approach to security and IT operations, today announced financial results for the third quarter ended September 30, 2019.

“We had a strong quarter of growth and saw continued momentum with large enterprises” said Ruvi Kitov, co-founder and CEO. “Our automation capabilities, scalability, and integrations continue to resonate with customers looking to increase business agility and security at the same time.”

Financial Highlights for the Third Quarter Ended September 30, 2019

Revenue:
• Total revenue was $25.6 million, up 32% compared with the third quarter of 2018.
• Product revenue was $11.5 million, up 32% compared with the third quarter of 2018.
• Maintenance and professional services revenue was $14.1 million, up 33% compared with the third quarter of 2018.

Gross Profit:
•      GAAP gross profit was $20.7 million, or 81% of total revenue, compared to $16 million in the third quarter of 2018, or 83% of total revenue.
•      Non-GAAP gross profit was $21.0 million, or 82% of total revenue, compared to $16.2 million in the third quarter of 2018, or 84% of total revenue.

Operating Loss:
• GAAP operating loss was $7.7 million, compared to $2.7 million in the third quarter of 2018. • Non-GAAP operating loss was $5.1 million, compared to $1.8 million in the third quarter of 2018.

Net Loss:
•      GAAP net loss was $8.3 million, or a loss of $0.24 per share, compared to a GAAP net loss of $3.3 million, or a loss of $0.41 per share, in the third quarter of 2018.
•      Non-GAAP net loss was $5.7 million, or a loss of $0.17 per share, compared to a loss of $2.4 million, or a loss of $0.29 per share, in the third quarter of 2018.

Balance Sheet and Cash Flow:
•      Cash flow used for operating activities during the nine months ended September 30, 2019 was $3.0 million, compared to cash flow used for operating activities of $2.0 million during the nine months ended September 30, 2018.
•      Total cash, cash equivalents and restricted cash as of September 30, 2019 were $125.9 million, compared to $17.6 million as of December 31, 2018. The Company raised net proceeds of $112.5 million in its initial public offering completed in April, 2019.

The tables at the end of this press release include a reconciliation of GAAP to non-GAAP gross profit, operating income and net income for the three and nine months ended September 30, 2019 and 2018. An explanation of these measures is also included under the heading “Non-GAAP Financial Measures.”

Recent Business Highlights

•      We announced a partnership agreement in the U.S. federal market with Network Runners, Inc., a trusted and proven IT Systems Integrator, established to support its customers’ mission spaces in both the public and private sectors.
•      We announced our support for Zero Touch Automation for VMware NSX-T. This is the next generation of VMware’s Software Defined Data Center and with this capability, we will help customers migrate their applications from VMware NSX-V to NSX-T environments and support end-to-end connectivity for applications across their hybrid cloud environment.

Fourth Quarter and Full Year 2019 Outlook

Based on information available as of November 14, 2019, Tufin is issuing guidance as indicated below:

Fourth Quarter 2019:
• Total revenue between $34 million and $38 million.
• Non-GAAP operating profit between $0.0 million and $3.0 million.

Full Year 2019:
• Total revenue between $107 million and $111 million.
• Non-GAAP operating loss between $10.3 million and $13.3 million.

Conference Call Information
To participate in Tufin’s third quarter earnings conference call, please dial (866) 211-3126 in the U.S. or (647) 689-6579 for international participants and enter Conference ID# 3367749. The call will also be webcast live on Tufin’s Investor Relations website at investors.tufin.com. Following the conference call, a replay will be available at (800) 585-8367 (domestic) or (416) 621-4642 (international). The replay passcode is 3367749. An archived webcast of this conference call will be available on the investor relations section of the company website.

About Tufin

Tufin (NYSE: TUFN) simplifies management of some of the largest, most complex networks in the world, consisting of thousands of firewall and network devices and emerging hybrid cloud infrastructures. Enterprises select the company’s Tufin Orchestration Suite™ to increase agility in the face of ever-changing business demands while maintaining a robust security posture. The Suite reduces the attack surface and meets the need for greater visibility into secure and reliable application connectivity. With over 2,000 customers since its inception, Tufin’s network security automation enables enterprises to implement changes in minutes instead of days, while improving their security posture and business agility.

Non-GAAP Financial Measures

Because of varying available valuation methodologies, subjective assumptions that can impact a company’s non-cash expense, we believe that providing non-GAAP financial measures that exclude non-cash share-based compensation expense allows for more meaningful comparisons between our operating results from period to period. These non-GAAP financial measures are an important tool for financial and operational decision-making and for evaluating our operating results over different periods:

•	We define non-GAAP gross profit as gross profit excluding share-based compensation expense.
•	We define non-GAAP operating profit (loss) as operating profit (loss) excluding share-based compensation expense.
•	We define non-GAAP net income (loss) as net income (loss) excluding share-based compensation expense.

Other companies, including companies in our industry, may calculate non-GAAP gross profit, non-GAAP operating profit (loss) and non-GAAP net income (loss) differently or not at all, which reduces the usefulness these non-GAAP financial measures for comparison. You should consider these non-GAAP financial measures along with other financial performance measures, including gross profit, operating profit (loss) and net income (loss), and our financial results presented in accordance with U.S. GAAP. Tufin urges investors to review the reconciliation of its non-GAAP financial measures to the comparable U.S. GAAP financial measures included below, and not to rely on any single financial measure to evaluate its business.

Guidance for non-GAAP financial measures excludes, as applicable, share-based compensation expense. A reconciliation of the non-GAAP financial measures guidance to the corresponding GAAP measures is not available on a forward-looking basis due to the uncertainty regarding, and the potential variability and significance of, the amounts of share-based compensation expense that are excluded from the guidance. Accordingly, a reconciliation of the non-GAAP financial measures guidance to the corresponding GAAP measures for future periods is not available without unreasonable effort.

Cautionary Language Concerning Forward-Looking Statements

This release contains forward-looking statements, which express the current beliefs and expectations of Tufin’s (the “Company”) management. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions.  Such statements involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: changes in the rapidly evolving enterprise network landscape; failure to effectively manage growth; potential near-term declines in our operating and net profit margins and our revenue growth rate; real or perceived shortcomings, defects or vulnerabilities in the Company’s solutions or internal network system, or the failure of  the Company’s customers or channel partners to correctly implement the Company’s solutions; fluctuations in quarterly results of operations; the inability to acquire new customers or sell additional products and services to existing customers; competition from a wide variety of competitive vendors; the Company’s ability to successfully integrate potential future acquisitions; and other factors discussed under the heading “Risk Factors” in the final prospectus for the Company’s initial public offering filed with the Securities and Exchange Commission on April 11, 2019. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

TUFIN SOFTWARE TECHNOLOGIES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands
(Unaudited)

	December 31,	September 30,
	2018	2019
Assets
CURRENT ASSETS:
Cash and cash equivalents	15,248	122,702
Restricted bank deposits	561	319
Accounts receivable (net of allowance for doubtful accounts of $97 and $128 at December 31, 2018 and September 30, 2019, respectively)	14,716	11,829
Prepaid expenses and other current assets	5,440	5,567
Total current assets	35,965	140,417
NON CURRENT ASSETS:
Long-term restricted bank deposits	1,789	2,831
Property and equipment, net	2,563	4,052
Deferred costs	5,025	5,132
Deferred tax assets	689	1,745
Deferred offering costs	730	-
Operating lease assets	-	21,483
Other non-current assets	372	1,551
Total non-current assets	11,168	36,794
Total assets	47,133	177,211

TUFIN SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share data)
(Unaudited)

	December 31,	September 30,
	2018	2019
LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current maturities of long-term loan	222	-
Trade payables	3,096	4,432
Employee and payroll accrued expenses	9,976	12,223
Other accounts payables	4,890	1,679
Operating lease liabilities – current	-	2,333
Deferred revenues	18,172	23,353
Total current liabilities	36,356	44,020
NON-CURRENT LIABILITIES:
Long-term deferred revenues	13,292	14,251
Non-current operating lease liabilities	-	22,436
Other non-current liabilities	732	857
Total non-current liabilities	14,024	37,544
Total liabilities	50,380	81,564
COMMITMENTS AND CONTINGENCIES
REDEEMABLE CONVERTIBLE PREFERRED SHARES:
Series A preferred shares of NIS 0.015 par value: 10,000,000 preferred shares authorized at December 31, 2018 and zero at September 30, 2019; 7,592,803 preferred shares issued and outstanding at December 31, 2018 and zero at September 30, 2019;	5,073	-
Series B preferred shares of NIS 0.015 par value: 3,333,333 preferred shares authorized at December 31, 2018 and zero at September 30, 2019; 2,668,333 preferred shares issued and outstanding at December 31, 2018 and zero at September 30, 2019;	4,310	-
Series C preferred shares of NIS 0.015 par value: 4,666,667 preferred shares authorized at December 31, 2018 and zero at September 30, 2019; 4,621,592 preferred shares issued and outstanding at December 31, 2018 and zero at September 30, 2019;	12,416	-
Series D preferred shares of NIS 0.015 par value: 1,534,021 preferred shares authorized at December 31, 2018 and zero at September 30, 2019; 1,534,021 preferred shares issued and outstanding at December 31, 2018 and zero at September 30, 2019	4,900	-
TOTAL REDEEMABLE CONVERTIBLE PREFERRED SHARES	26,699	-

SHAREHOLDERS’ EQUITY (DEFICIT):
Ordinary shares of NIS 0.015 par value; 52,666,712 and 150,000,000 shares authorized at December 31, 2018 and September 30, 2019, respectively; 8,265,988 and 34,295,394 shares issued and outstanding at December 31, 2018 and September 30, 2019;	30	141
Additional paid-in capital	10,337	156,763
Accumulated deficit	(40,313)	(61,257)
TOTAL SHAREHOLDERS’ EQUITY (DEFICIT)	(29,946)	95,647
TOTAL LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY (DEFICIT)	47,133	177,211

TUFIN SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share amounts)
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2018	2019	2018	2019
Revenues:
Product	8,723	11,510	25,453	33,030
Maintenance and professional services	10,615	14,090	30,307	40,125
Total revenues	19,338	25,600	55,760	73,155
Cost of revenues:
Product	462	608	1,463	2,138
Maintenance and professional services	2,829	4,317	7,930	11,728
Total cost of revenues	3,291	4,925	9,393	13,866
Gross profit	16,047	20,675	46,367	59,289
Operating expenses:
Research and development	5,284	8,331	14,958	22,298
Sales and marketing	12,035	16,161	33,078	46,913
General and administrative	1,432	3,844	3,730	9,721
Total operating expenses	18,751	28,336	51,766	78,932
Operating loss	(2,704)	(7,661)	(5,399)	(19,643)
Financial loss, net	(231)	(342)	(587)	(579)
Loss before taxes on income	(2,935)	(8,003)	(5,986)	(20,222)
Taxes on income	(343)	(279)	(1,077)	(722)
Net loss	(3,278)	(8,282)	(7,063)	(20,944)
Basic and diluted net loss per ordinary share	(0.41)	(0.24)	(0.88)	(0.85)
Weighted average number of shares used in computing net loss per ordinary share, basic and diluted	8,078	34,145	8,040	24,721

Share-based Compensation Expense:
	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2018	2019	2018	2019
Cost of revenues	144	341	449	887
Research and development	193	505	509	1,120
Sales and marketing	456	1,083	973	3,083
General and administrative	113	671	216	1,245
Total share-based compensation expense	906	2,600	2,147	6,335

TUFIN SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands
(Unaudited)

	Nine Months Ended
	September 30,
	2018	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(7,063)	(20,944)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	630	881
Bad debt expense	-	31
Share-based compensation	2,147	6,335
Other	237	(314)
Change in operating assets and liabilities items:
Accounts receivable	604	2,856
Prepaid expenses and other current assets	(1,157)	(23)
Deferred costs	(271)	(7)
Deferred taxes and other non-current assets	(58)	(2,059)
Trade payables	544	1,134
Employee and payroll accrued expenses	(893)	2,247
Other accounts payable and non-current liabilities	(80)	(1,872)
Operating lease	-	2,587
Deferred revenues	3,402	6,140
Net cash used in operating activities	(1,958)	(3,008)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(887)	(2,168)
Other investing activities	3	(172)
Net cash used in investing activities	(884)	(2,340)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from initial public offering, net of underwriters' discounts	-	115,292
Payments of offering costs related to initial public offering	-	(2,645)
Proceeds from exercise of share options	157	840
Payment of long-term loan	(500)	(222)
Net cash provided by (used in) financing activities	(343)	113,265
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(247)	337

INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(3,432)	108,254

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF PERIOD	15,620	17,598
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF PERIOD	12,188	125,852

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Property and equipment purchased but not yet paid	28	202
Unpaid offering costs	-	58

TUFIN SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES
U.S. dollars in thousands (except per share amounts)
(Unaudited)

Reconciliation of Gross Profit to Non-GAAP Gross Profit:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2018	2019	2018	2019
Gross profit	16,047	20,675	46,367	59,289
Plus:
Share-based compensation	144	341	449	887
Non-GAAP gross profit	16,191	21,016	46,816	60,176

Reconciliation of Operating loss to Non-GAAP Operating loss:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2018	2019	2018	2019
Operating loss	(2,704)	(7,661)	(5,399)	(19,643)
Plus:
Share-based compensation	906	2,600	2,147	6,335
Non-GAAP Operating loss	(1,798)	(5,061)	(3,252)	(13,308)

Reconciliation of Net loss to Non-GAAP Net loss:
	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2018	2019	2018	2019
Net loss	(3,278)	(8,282)	(7,063)	(20,944)
Plus:
Share-based compensation	906	2,600	2,147	6,335
Non-GAAP Net loss	(2,372)	(5,682)	(4,916)	(14,609)
Non-GAAP net income per share
Basic and diluted	(0.29)	(0.17)	(0.61)	(0.59)
Weighted average number of shares	8,078	34,145	8,040	24,721